UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: June 2015

Commission File Number: 001-36136

BlueNRGY Group Limited

(Exact name of registrant as specified in its charter)

Level 11

32 Martin Place

Sydney NSW 2000

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Notice of Delisting Sent by NASDAQ

The NASDAQ Hearings Panel (the “Panel”), before which BlueNRGY Group Limited (the “Company”) appealed the November 2014 notice of delisting, has determined that the Company’s shares should be delisted. In its determination letter, the Panel noted that the Company has been unable to demonstrate compliance with the initial listing requirements of the NASDAQ Capital Market in the time allowed under applicable rules. The Company does not intend to appeal the ruling and the Company’s application to again list on the NASDAQ Capital Market remains pending. The Company intends to vigorously pursue relisting on the NASDAQ Capital Market, but there can be no assurance as to whether or when the Company’s application will be approved.

To demonstrate compliance with the NASDAQ Capital Market listing requirements without consummating an underwritten public offering, the Company must, among other requirements, establish a market-based value for its ordinary shares at or above $4.00 per share following implementation of the share consolidation approved by the Company’s shareholders in March 2015. To this end, the Company will apply for listing on the OTC Markets in the coming days. Although there can be no assurance the Company’s application to OTC Markets will be approved, if it is approved, the Company intends to effect a share consolidation after the initial 10 days of trading. Subsequently, if the Company can demonstrate that it meets the initial listing requirements of the NASDAQ Capital Market, the Company will seek approval from NASDAQ to relist its shares.

In accordance with the Panel’s determination, the Company’s shares were suspended from trading on the NASDAQ Capital Market effective June 5, 2015. The NASDAQ Stock Market will complete the delisting by filing a Form 25 Notification of Delisting with the Securities and Exchange Commission, after applicable appeal periods have lapsed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

June 10, 2015	By:	/s/ William Morro
William Morro
Managing Director